UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Further to the relevant facts dated March 14, 2014 and March 26, 2014, BBVA hereby communicates that the trading period for the free allocation rights of the free-of-charge capital increase adopted under Agenda item four section 4.1 by the Annual General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. shareholders held on March 14, 2014 and corresponding to the “Dividendo Opción” program, has ended today, April 14, 2014.

During the period set for that purpose, the holders of 10.79% of the free allocation rights have accepted BBVA’s undertaking to acquire such free allocation rights. Consequently, BBVA has acquired 624,026,809 rights for a total consideration of 104,836,503.91 Euros. BBVA has waived the free allocation rights so acquired.

The holders of the remaining 89.21% of the free allocation rights have chosen to receive new BBVA ordinary shares. Thus, the definitive number of BBVA ordinary shares of 0.49 Euros of par value issued in the free-of-charge capital increase will be 101,214,267 and the amount of the capital increase will be 49,594,990.83 Euros.

It is envisaged that the authorization for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on April 24, 2014, so that ordinary trading of such shares in Spain will commence on April 25, 2014. Admission to listing of the new shares (including American Depositary Shares underlying new shares) in the other Stock Exchanges where BBVA is listed will also be requested.

Madrid, April 14, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 14, 2014	By:	/s/ Ignacio Echevarría Soriano
	Name:	Ignacio Echevarría Soriano
	Title:	Head of Capital Base and Securitizations